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                                                               1-12297
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                                                       SEC FILE NUMBER

                                                           909440 10 9
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                                                          CUSIP NUMBER


                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K      [ ] Form 11-K      [ ] Form 20-F
              [ ] Form 10-Q      [  ] Form N-SAR

For Period Ended: December 31, 1997

[  ]          Transition Report on Form 10-K
[  ]          Transition Report on Form 20-F
[  ]          Transition Report on Form 11-K
[  ]          Transition Report on Form 10-Q
[  ]          Transition Report on Form N-SAR

For the Transition Period Ended: ____________________________________


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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:
                                        N/A
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PART I -- REGISTRANT INFORMATION
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Full name of registrant:       United Auto Group, Inc.
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Former name if applicable:      N/A
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Address of Principal Executive Office
  (Street and Number):                     375 Park Avenue

City, State and Zip Code:                  New York, NY 10152
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PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



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PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

During 1997, United Auto Group, Inc. (the "Company") completed the acquisition and integration of 10 retail automotive groups (the "Acquisitions"), restated current and prior year financial information due to a change in accounting for new vehicle inventories from LIFO to the Specific Identification method (the "Restatement") and engaged in a comprehensive review of the Company's operations which resulted in recording a charge during the fourth quarter of 1997 (the "Fourth Quarter Charge"). Due to the significant time and effort expended by the employees of the Company working in connection with the Acquisitions, the Restatement and the Fourth Quarter Charge, the Company's Form 10-K for the fiscal year ended December 31, 1997 could not be filed within the prescribed time period without unreasonable effort or expense.


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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


         James R. Davidson                 212             230-0400
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              (Name)                    (Area code)     (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                    [X]  Yes     [ ]  No


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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                    [X]  Yes     [ ]  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Earnings for the three and twelve month periods ended December 31, 1997 are expected to be lower than the comparable periods for the prior year as a result of the Fourth Quarter Charge, which has been previously disclosed in the Company's Forms 8-K filed with the SEC on January 14, 1998 and February 20, 1998, and which are incorporated herein by reference.


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                           United Auto Group, Inc.
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               (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: April 1, 1998                      By: /s/ James R. Davidson
      ----------------                   ---------------------------
                                         Name:  James R. Davidson
                                         Title: Executive Vice President -
                                                  Accounting and Treasurer